SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. )*

                                  MIH Limited

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                               (Name of Issuer)

                    Class A Ordinary Shares (no par value)
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                        (Title of Class of Securities)


                                   G6116R10
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                                (CUSIP Number)

                              Stephen G.J. Pacak
                                Naspers Limited
                                40 Heerengracht
                                   Cape Town
                                     8001
                                 South Africa
                               27 (0)21 406-2121

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 6, 2000
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  G6116R10
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  1.   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Naspers Limited

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 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [_]
       (b) [_]
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 3.   SEC USE ONLY


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 4.   SOURCE OF FUNDS

        WC, OO

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 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [_]

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        South Africa

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                     7.   SOLE VOTING POWER

     NUMBER OF             32,790,653*

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

                           0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING              32,790,653*

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH

                           0
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 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,790,653*
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.6%**
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14.  TYPE OF REPORTING PERSON

         CO
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         * Represents 30,787,319 shares issuable upon conversion of 30,787,319
         Class B Ordinary Shares of MIH Limited beneficially owned by MIH
         (BVI) Limited, an indirect subsidiary of Naspers Limited, and 2,003,334 shares of Class A Ordinary Shares of MIH Limited directly owned by Naspers Limited.

         ** Based on 53,251,775 Class A Ordinary Shares of MIH Limited outstanding (assuming conversion of 30,787,319 Class B Ordinary Shares into an equal number of Class A Ordinary Shares) as of March 31, 2000.

Item 1. Security and Issuer

     This statement relates to the Class A Ordinary Shares, no par value (the "Class A Shares"), of MIH Limited, a corporation organized under the laws of the British Virgin Islands. The principal executive offices of MIH Limited are located at Jupiterstraat 13-15, 2132 HC Hoofddorp, The Netherlands.

Item 2. Identity and Background

     (a)-(c), (f) This statement is being filed by Naspers Limited, a company organized under the laws of South Africa ("Naspers"). The principal office and business address of Naspers is 40 Heerengracht, Cape Town, 8001, South Africa. Naspers is an integrated, multinational media business with a focus on electronic media, technology and the Internet, and the continuing development of its newspaper, magazine, book publishing and education divisions.

     The names of the directors and executive officers of Naspers and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

     Other than executive officers and directors, to the best of Naspers's knowledge, there are no persons controlling or ultimately in control of Naspers.

     (d)-(e) Neither Naspers nor, to the best of Naspers's knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Naspers nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to an agreement dated March 24, 2000, as amended, between Naspers and Johnnies Industrial Corporation Limited (the "Purchase Agreement"), on April 6, 2000, Naspers acquired beneficial ownership of 2,003,334 Class A Shares of MIH Limited from a wholly owned subsidiary of Johnnies Industrial Corporation Limited at an average purchase price of $73.33 per share. The Class A Shares were purchased with funds derived from a combination of Naspers's working capital and the proceeds of a recent sale by Naspers of shares it held in M-Cell Limited, a South African publicly traded company. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

     Naspers has acquired the Class A Shares for the purpose of increasing its investment in MIH Limited and not with the present intention of acquiring additional control of MIH Limited's business. As of the date of this Schedule 13D, Naspers does not have any plans or proposals with respect to MIH Limited that relate to or could result in:

     (a) the acquisition by any person of additional securities of MIH Limited, or the disposition of securities of MIH Limited;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MIH Limited or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of MIH Limited or any of its subsidiaries;

     (d) any change in the present board of directors or management of MIH Limited, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of MIH Limited;

     (f) any other material change in MIH Limited's business or corporate structure;

     (g) changes in MIH Limited's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MIH Limited by any person;

     (h) causing a class of securities of MIH Limited to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of MIH Limited becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) Naspers beneficially owns 32,790,653 of MIH Limited's Class A Shares, representing (1) 30,787,319 shares issuable upon conversion of 30,787,319 Class B Ordinary Shares of MIH Limited beneficially owned by MIH (BVI) Limited, an indirect subsidiary of Naspers, and (2) 2,003,334 Class A Shares directly owned by Naspers. The percentage of MIH Limited's Class A Shares beneficially owned by Naspers is 61.6%, which is based on 53,251,775 Class A Shares outstanding (assuming the conversion of 30,787,319 Class B Ordinary Shares into an equal number of Class A Shares) as of March 31, 2000.

     To the best knowledge of Naspers, none of the persons listed on Schedule I beneficially owns any ordinary shares of MIH Limited.

     (b) Naspers has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 32,790,653 Class A Shares, assuming the conversion of the 30,787,319 Class B Ordinary Shares.

     To the best knowledge of Naspers, none of the persons listed on Schedule I possess voting or dispositive power over any ordinary shares of MIH Limited.

     (c) Neither Naspers nor, to the best of its knowledge, any of the persons listed in Schedule I has effected any transactions in the ordinary shares of MIH Limited during the past 60 days, other than, in the case of Naspers, those described in this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Purchase Agreement described in Item 3 of this Schedule 13D, neither Naspers nor, to the best of its knowledge, any of the persons listed on Schedule I has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     Not applicable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 18, 2000



                                     NASPERS LIMITED

                                     by

                                        /s/ Stephen G.J. Pacak
                                        ---------------------------
                                        Name:  Stephen G.J. Pacak
                                        Title: Executive Director

                                  SCHEDULE I

              DIRECTORS AND EXECUTIVE OFFICERS OF NASPERS LIMITED

     The names, citizenships, present principal occupations and business addresses of the directors and executive officers of Naspers are set forth below. All addresses are located in South Africa.

I. Directors         Citizenship       Present Principal     Business Address
                                       Occupation

T Vosloo             South             Chairman              40 Heerengracht
                     African                                 Cape Town 8001

LM Taunyane          South             Teacher               17 7th Ave.
                     African                                 Alexandra 2090

JF Malherbe          South             Attorney              BP Centre
                     African                                 Thlbaultplein
                                                             Cape Town 8001

LN Jonker            South             Wine Farmer           Weltevrede
                     African                                 Wynlandgoed
                                                             Bonnievale 6730

JP Bekker            South             Managing              40 Heerengracht
                     African           Director              Cape Town 8001

NP van Heerden       South             Director              Piling Place
                     African                                 5 Eton Road
                                                             Parktown 2193

MJ de Vries          South             Director              57 van der Stel St.
                     African                                 Stellenbosch 7600

SJZ Pacak            South             Chartered             40 Heerengracht
                     African           Accountant            Cape Town 8001

JP de Lange          South             Director of           9 Renaissance
                     African           companies             Soetdoring Street
                                                             Warmbaths 0480

BJ van der Ross      South             Director of           4 Schilpadvlei Road
                     African           companies             Constantia 7700

JJM van Zyl          South             Engineer              Koh-Noorgebou
                     African                                 82 Hoof Road
                                                             Claremont 7700

JduT Stofberg        South             Chartered             251 Oak Avenue
                     African           Accountant            Randburg 2194

E Botha              South             Professor             34 Amos Street
                     African                                 Colbyn, Pretoria
                                                             0001

GJ Gerwel            South             Professor             22 Jasmyn Road
                     African                                 Belhar 7493

II. Executive        Citizenship       Present Principal     Business Address
Officers                               Occupation

JP Bekker              South           Managing Director     40 Heerengracht
                       African                               Cape Town 8001

George Coetzee         South           Chief Executive,      40 Heerengracht
                       African         Personnel; Group      Cape Town 8001
                                       Secretary

Fred Daniels           South           General Manager,      40 Heerengracht
                       African         Information           Cape Town 8001
                                       Service and
                                       Technology

Salie de Swardt        South           Chief Executive,      40 Heerengracht
                       African         National Magazines    Cape Town 8001

Gerrie de Villiers     South           General Manager,      8th Floor, General
                       African         National Private      Accidents Insurance
                                       Colleges              Bld, Cnr. Simmonds
                                                             & Jorissen Streets
                                                             Braamfontein 2001

Jan Malherbe           South           Chief Executive,      40 Heerengracht
                       African         National              Cape Town 8001
                                       Newspapers

SJZ Pacak              South           Executive Director    40 Heerengracht
                       African                               Cape Town 8001

Anet Pienaar           South           Head of               40 Heerengracht
                       African         Corporation           Cape Town 8001
                                       Communications

Helgaard Raubenheimer  South           Chief Executive,      40 Heerengracht
                       African         Nasionale             Cape Town 8001
                                       Boekhandel

Conrad Sidego          South           Senior General        40 Heerengracht
                       African         Manager, Strategic    Cape Town 8001
                                       Planning